SECURITIES AND SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
          Under the Securities Exchange Act of 1934 (Amendment No. 3)*


                                  BioTime, Inc.
 ................................................................................
                                (Name of Issuer)

                           Common Shares, no par value
 ................................................................................
                         (Title of Class of Securities)

                                    09066L105
 ................................................................................
                                 (CUSIP Number)

                                  Hal Sternberg
          935 Pardee Street, Berkeley, California 94710; (510) 845-9535
 ................................................................................
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               September 16, 1997
 ................................................................................
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note:Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 09066L105

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
                           Hal Sternberg

         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
         3)       SEC Use Only

         4)       Source of Funds (See Instructions)
                           PF; OO

         5)       Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                     [ ]

         6)       Citizenship or Place of Organization
                           U.S.A.

                  7)       Sole Voting Power
Number of                           158,379
Shares
Beneficially      8)       Shared Voting Power
Owned by                            0
Each
Reporting         9)       Sole Dispositive Power
Person With                         158,379

                  10)      Shared Dispositive Power
                                    0

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                           158,379

         12)      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)                                 [ ]

         13)      Percent of Class Represented by Amount in Row (11)
                           4.8%

         14)      Type of Reporting Person (See Instructions)
                           IN

                                       Page 2 of 4 Pages

Item 1.  Security and Issuer

         The class of equity securities to which this schedule relates is Common Shares, no par value (the "Common Shares"), of BioTime, Inc., a California corporation (the "Company"). The Company has its principal executive offices at 935 Pardee Street, Berkeley, California 94710.

         This schedule is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder.

Item 2.  Identity and Background

(a)      The name of the person filing this schedule is Hal Sternberg.

(b) The business address of Hal Sternberg is 935 Pardee Street, Berkeley, California 94710.

(c) Hal Sternberg is currently the Vice President of Research of BioTime, Inc., 935 Pardee Street, Berkeley, California 94710.

(d)      Hal  Sternberg has not been  convicted  during the last five years in a
         criminal   proceeding,   excluding   traffic   violations   or  similar
         misdemeanors.

(e) Hal Sternberg has not been a party during the last five years to any civil proceeding of a judicial or administrative body of competent jurisdiction, and has not, as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Hal Sternberg is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         Not Applicable

Item 4.  Purpose of Transaction

         Hal Sternberg beneficially owns less than 5% of the outstanding Common Shares of the Company.


                              Page 3 of 4 Pages

Item 5.  Interest in Securities of the Issuer

         Hal Sternberg beneficially owns less than 5% of the outstanding Common Shares of the Company.


Item 6. Contracts, Arrangements,Understandings or Relationships with Respect to Securities of the Issuer

         Not Applicable.


Item 7.  Material to Be Filed as Exhibits

         Not Applicable.



Signature


         After reasonable inquiry and to the best of my knowledge I certify that the information set forth in the statement is true, complete and correct.

                                               /s/: Hal Sternberg
Dated:  September 24, 1997                   ___________________________________
                                               Hal Sternberg


                               Page 4 of 4 Pages